Exhibit 99.1

Hut 8 Mining Holds 5,518 Self Mined Bitcoin in Reserve as of December 31, 2021; Provides Monthly Production Update for December 2021; Announces US$30 million Equipment Financing with Trinity Capital

TORONTO, Jan. 5, 2022 /CNW/ - Hut 8 Mining Corp. (Nasdaq: HUT) (TSX: HUT) ("Hut 8" or "the Company"), one of North America's largest, innovation-focused digital asset mining pioneers, supporting open and decentralized systems since 2018, is pleased to provide the following corporate update.

Mining Production Highlights for December 2021:

•	276 Bitcoin were mined, resulting in an average production rate of 8.9 Bitcoin per day;
•	100% of the self-mined Bitcoin for the month of December were deposited into custody, consistent with Hut 8's Hodl strategy;
•	Total Bitcoin balance held in reserve is 5,518 as of December 31, 2021, a 97% increase from the prior year-end; and
•	Installed operating capacity currently sits at 2.0 EH/s, a 125% increase in hashrate from December 31, 2020.

Operations Updates for December 2021:

•	Purchased 2,505 MicroBT M30S machines from Foundry Digital that were already installed at the Company's site in Medicine Hat, Alberta. This fleet of miners added incremental hashrate of 228 PH/s during the month of December;
•	Installed 2,782 more efficient MicroBT M30S and M31S+ machines at the Company's site in Drumheller, Alberta;
•	Electrical upgrades are ongoing at the Medicine Hat site, which are necessary to allow for optimal hashrate efficiency from ongoing delivery of new MicroBT miners. These upgrades are on track to contribute an additional 450 PH/s in February 2022;
•	Development and construction of the Company's third mining site in North Bay, Ontario, is well-advanced. To date, the design of the ventilation system and the custom racking system have been completed, while construction of the data center structure is underway. The Company expects to have the North Bay site powered up in mid-Q1 2022 and fully operational at 35 MW by the end of Q1 2022, contributing approximately 850 PH/s of additional hashrate to our operations, which is expected to bring our total hashrate across all three sites to 3.35 EH/s by the end of Q1 2022.

•	Upgrade and development efforts in both Alberta and Ontario were delayed throughout December by supply chain issues, including unprecedented flooding in Western Canada, as well as ongoing COVID-19 labour challenges.

"This has been a tremendous year for our industry and I congratulate not only the Hut 8 team, but every single one of our peers who have worked hard to build meaningful operations in North America," said Jaime Leverton, CEO of Hut 8 Mining. "2021 has been a year of transformation for Hut 8, with a focus on not only rebuilding and upgrading, but future-proofing our operations. We are business-building technologists, with a focus on diversification, while keeping Bitcoin mining at our core. I have been driving innovation and transformation in the technology industry for over 20 years and have never been more excited or energized when looking forward to the year ahead."

Equipment Financing with Trinity Capital:

On December 30, 2021, Hut 8 Holdings Inc., a wholly owned operating subsidiary of the Company, entered into a US$30 million senior secured equipment financing term loan with Trinity Capital Inc ("Trinity Capital"). The equipment financing provides the Company with non-dilutive growth capital and was structured such that collateral support is limited to certain new MicroBT machines being installed at the Company's Medicine Hat, Alberta and North Bay, Ontario sites. The loan is repayable over its 3-year term and carries a 9.5% interest rate.

"We are pleased to achieve this financing milestone with Trinity Capital," commented Shane Downey, CFO of Hut 8. "This debt financing allows us to expand our capital structure and overall liquidity, while achieving an attractive cost of capital with limited security, in a traditional equipment financing arrangement."

"We are excited to partner with Hut 8, one of the largest digital asset miners on the continent," said Ryan Little, Managing Director of Equipment Financing at Trinity Capital. "Their combination of experienced leadership, vision and innovation makes Hut 8 unique, and we look forward to partnering with them on this journey forward."

About Hut 8:

Hut 8 is one of North America's largest innovation-focused digital asset miners, supporting open and decentralized systems since 2018. Located in energy rich Alberta and North Bay, Ontario, Canada, Hut 8 has one of the highest installed capacity rates in the industry and holds more self-mined Bitcoin than any crypto miner or publicly traded company globally. Hut 8 is executing on its commitment to mining and holding Bitcoin and has a diversified business and revenue strategy to grow and protect shareholder value regardless of Bitcoin's market direction. The Company's multi-pronged business strategy includes profitable digital asset mining, white-label high-performance compute hosting, as well as yield & income programs leveraging its Bitcoin held in reserve. Having demonstrated rapid growth and a stellar balance sheet, Hut 8 was the first publicly traded miner on the TSX and the first Canadian miner to be listed on The Nasdaq Global Select Market. Hut 8's team of business building technologists are believers in decentralized systems, stewards of powerful industry-leading solutions, and drivers of innovation in digital asset mining and high-performance computing, with a focus on ESG alignment. Through innovation, imagination, and passion, Hut 8 is helping to define the digital asset revolution to create value and positive impacts for its shareholders and generations to come.

About Trinity Capital:

Trinity Capital (Nasdaq: TRIN), an internally managed specialty lending company, is a leading provider of debt, including loans and equipment financing, to growth-stage companies that are backed by venture capital and institutional equity investors. Trinity's investment objective is to generate current income and, to a lesser extent, capital appreciation through investments, which consist primarily of term loans and equipment financings, as well as working capital loans, equity, and equity-related investments. Trinity believes it is one of only a select group of specialty lenders that has the depth of knowledge, experience, and track record in lending to growth stage companies. For more information, please visit https://trinitycap.com.

Cautionary Note Regarding Forward–Looking Information

This press release includes "forward-looking information" and "forward-looking statements" within the meaning of Canadian securities laws and United States securities laws, respectively (collectively, "forward-looking information"). All information, other than statements of historical facts, included in this press release that address activities, events or developments that the Company expects or anticipates will or may occur in the future, including such things as future business strategy, competitive strengths, goals, expansion and growth of the Company's businesses, operations, plans and other such matters is forward-looking information. Forward-looking information is often identified by the words "may", "would", "could", "should", "will", "intend", "plan", "anticipate", "allow", "believe", "estimate", "expect", "predict", "can", "might", "potential", "predict", "is designed to", "likely" or similar expressions and includes, among others, statements regarding Bitcoin network dynamics, the Company's trajectory to produce additional Bitcoin, costs associated with mining digital assets, global supply chain impacts, the expected timing of equipment deliveries and upgrades, the Company's ability to maintain existing rates of productivity and the expected timing of completing construction and development activities at the Company's third mining site in North Bay, Ontario, including the anticipated power requirements to keep such site running once fully operational and the expected hashrate contributions from all of the Company's sites.

Forward-looking information is necessarily based on a number of opinions, assumptions and estimates that, while considered reasonable by Hut 8 as of the date of this press release, are subject to known and unknown risks, uncertainties, assumptions and other factors that may cause the actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking information, including that the anticipated timing for completion of the construction and development activities at the Company's third mining site in North Bay, Ontario will be further delayed as a result of global supply chain impacts, the Company's ability to make interest payments on any drawn portions of loan with Trinity Capital, the impact of general economic conditions on the Company, industry conditions, currency fluctuations, taxation, regulation, changes in tax or other legislation, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility, political and geopolitical instability and the Company's ability to access sufficient capital from internal and external sources. The foregoing and other risks are described in greater detail in the "Risk Factors" section of the Company's Annual Information Form dated March 25, 2021, which is available on www.sedar.com. These factors are not intended to represent a complete list of the factors that could affect Hut 8; however, these factors should be considered carefully, and you should not place undue reliance on any forward-looking information. There can be no assurance that such estimates and assumptions will prove to be correct. The forward-looking information contained in this press release are made as of the date of this press release, and Hut 8 expressly disclaims any obligation to update or alter statements containing any forward-looking information, or the factors or assumptions underlying them, whether as a result of new information, future events or circumstances, or otherwise, except as required by law. New factors emerge from time to time, and it is not possible for Hut 8 to predict all of these factors or to assess in advance the impact of each such factor on Hut 8's business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward-looking information. The forward-looking information contained in this press release is expressly qualified by this cautionary statement.

Related Links: www.hut8mining.com

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CO: Hut 8 Mining Corp

CNW 07:30e 05-JAN-22